UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

June 10, 2025
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note: Due to a clerical error, we are filing this Current Report on Form 1-U/A to amend and restate the information contained in the exhibits of Energea Portfolio 3 Africa LP's Form 1-U filed on June 6, 2025

ITEM 9. OTHER EVENTS

This Form 1-U is being filed pursuant to Regulation A of the Securities Act of 1933, as amended (the "Securities Act") by Energea Portfolio 3 Africa LP, a Delaware limited partnership (the "Company") as the successor issuer to Energea Portfolio 3 Africa LLC (the "LLC"). Effective upon the filing of the appropriate documents with the State of Delaware on June 5, 2025, the LLC converted from a Delaware limited liability company to a Delaware limited partnership (the "Conversion"). In accordance with Rule 257(b)(5) under the Securities Act, upon the effective time of the Conversion, the Class A Investor Shares of the LLC, were deemed to be qualified under Section Regulation A of the Securities Act as the Company is deemed to be the successor issuer to the LLC. The Company expressly adopts the Offering Statement, as amended, as its own offering statement for all purposes of the Securities Act.

In connection with the conversion, the Company has revised its governance and offering documents to reflect the new entity structure. These include the Certificate of Conversion, the Limited Partnership Agreement, the Authorizing Resolution, and the Investment Agreement. In connection with the conversion, the Company has revised its governance and offering documents to reflect the new entity structure. In connection with the conversion, the Company has revised its governance and offering documents to reflect the new entity structure. The Certificate of Conversion, Limited Partnership Agreement, Authorizing Resolution, and Investment Agreement are being filed as exhibits to this Form 1-U. These same documents will also be included in a forthcoming Post-Qualification Amendment to the Company's Offering Statement on Form 1-A, where they are expected to be designated as Exhibits 2.4, 2.5, 2.6, and 4.2, respectively.

No substantive changes have been made to the terms of the offering other than the conversion of the issuer from a limited liability company to a limited partnership.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: June 10, 2025